SICHENZIA   ROSS   FRIEDMAN   FERENCE   LLP
                                ATTORNEYS AT LAW


                                 August 4, 2005


VIA EDGAR


Room 4561

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549


Attention:   Stephen Kirkorian, Accounting Branch Chief
              Morgan Youngwood
              Melissa Walsh

              Re:   International Card Establishment, Inc.
                    Item 4.01 Form 8-K filed July 22, 2005 (File No. 000-33129)

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of July 29, 2005 relating to the Item 4.01 Current Report on Form 8-K of International Card Establishment, Inc. (the "Company"). On behalf of the Company, we respond as follows.

ITEM 4.01 FORM 8-K FILED ON JULY 22, 2005

1. We note that Kyle L. Tingle, LLC was advised by the Company that they would no longer serve as the auditors for the Company. Revise your disclosure to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed in accordance with Item 304(a)(1)(i) of Regulation S-B. Also, provide an updated letter from the former accountant as to whether or not it agrees with the statements contained in the amended filing.

         RESPONSE:

         We have revised the disclosure to specifically state that Kyle L. Tingle, LLC was dismissed as the auditors for the Company in accordance with
Item 304(a)(1)(i) of Regulation S-B. In addition, we have filed an updated letter from the former accountant stating that it agrees with the statements contained in the amended filing.

         The Company hereby acknowledges the following:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Very truly yours,


                                  /s/ ERIC A. PINERO
                                  ________________________
                                      Eric A. Pinero, Esq.


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